Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1                                      Name and Address of Company

Century Mining Corporation

441 Peace Portal Drive

Blaine, WA

98230  USA

Item 2                                      Date of Material Change

October 4, 2007

Item 3                                      News Release

A press release with respect to the material change described herein was issued on October 4, 2007.

Item 4                                      Summary of Material Change

Century Mining Corporation (“Century”) has announced its intention to make an all-share takeover bid for Sulliden Exploration Inc. (“Sulliden”).

Item 5                                      Full Description of Material Change

Century has announced its intention to make an all-share takeover bid for Sulliden.

Century intends to offer Sulliden shareholders 0.72 of a Century common share for each common share of Sulliden.  The offer values Sulliden at Cdn$0.41 per share which is a 51% premium based on the 20-trading-day volume-weighted average trading price for Sulliden shares on the TSX and for Century shares on the TSX-V.

A successful bid will lead to a resolution of the litigation between Century and Sulliden over the Shahuindo property.  The Shahuindo property is a gold-silver project located 25 km north of Barrick’s Alto Chicama and 70 km south of Newmount’s Yanacocha deposits in northern Peru.  Century intends to construct a large heap leach gold operation on Shahuindo by late 2010.

The offer will have an acceptance condition of 50.1% of Sulliden’s shares on a fully diluted basis.  While Century intends to acquire all of the outstanding shares of Sulliden, it will proceed with development of the Shahuindo property upon acquisition of control of Sulliden.

It is intended that the remaining payment obligations on the Shahuindo property will be met through debt financing.

The offer will be subject to a number of customary conditions; however it will be designed to not trigger the rights provided for under Sulliden’s shareholder rights plan.

Item 6                                      Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7                                      Omitted Information

Not applicable.

Item 8                                      Executive Officer

For further information contact Brent Jones, Manager of Investor Relations at Century Mining Corporation, (360) 332-4653.

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 5th day of October, 2007.

CENTURY MINING CORPORATION

By:	“William J.V. Sheridan”
Name: William J. V. Sheridan
Title: Secretary and Director